Exhibit 99.1
PERDIGÃO S.A.
CNPJ/MF No. 01.838.723/0001-27
Public Company
SUMMARY OF THE MINUTES OF THE 31st EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS
DATE, PLACE AND TIME: November 1st, 2006, at 8:00 a.m., at the registered offices of Perdigão S.A. (Company) at Av. Escola Politécnica, 760, in the City and State of São Paulo. QUORUM: All Board members. PRESIDING OFFICIALS: Eggon João da Silva, Chairman and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED: The following was unanimously approved (a) Confirmation of the Number of Shares Issued and Paid-in: The Board of Directors confirmed the increase in the capital stock of the Company in the amount of R$ 800,000,000 (eight hundred million reais), from R$ 800,000,000 (eight hundred million reais) to R$ 1,600,000,000 (one billion and six hundred million reais), after the subscription and payment of 32,000,000 (thirty two million) common shares, with no par value of the Company (“Common Shares”), representing 100% (one hundred per cent) of the total of Common Shares issued by the Company in the increase of its authorized capital, as approved by the Meeting of the Board of Directors held on October 26, 2006 and pursuant to Article 5, Paragraph 1 of the Company’s Bylaws, by the primary public offering of Common Shares carried out in Brazil, in the “non-organized” over-the-counter market, and in the overseas market, including Common Shares in the form of American Depositary Shares, evidenced by American Depositary Receipts, with the non-extension of preemptive rights to existing shareholders of the Company, pursuant to Article 172, item I, of Law No. 6,404, of December 15, 1976, as amended. As a result, Article 5 (caput) of the Company’s Bylaws, subject to ratification by the shareholders of the Company at the following General Shareholders’ Meeting, shall read as follows: “Article 5 – The subscribed and paid-in capital stock of the Company is 1,600,000,000 (one billion and six hundred million reais), divided in 165,957,152 (one hundred and sixty five million, nine hundred and fifty seven thousand and one hundred and fifty two) common shares, with no par value”. Conclusion: These minutes, having been drafted, read and approved, were signed by the members present. Eggon João da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary. Luís Carlos Fernandes Afonso; Almir de Souza Carvalho, Jaime Hugo Patalano, Francisco Ferreira Alexandre, Sérgio Wilson Ferraz Fontes, Cláudio Salgueiro Garcia Munhoz. (I hereby certify that this is a summary of the original minutes filed at Book No. 1 of Minutes of Meetings of the Board of Directors of the Company, at pages 162). Ney Antonio Flores Schwartz, Secretary.
This document does not constitute an offer or sale of Common Shares or ADSs in the United States of America. The Common Shares and the ADSs may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act of 1933 or an exemption from registration requirements of the Securities Act is available. A registration statement relating to the Common Shares to be offered in the international offering and the ADSs has been filed with the U.S. Securities and Exchange Commission (“SEC”) and has been declared effective by the SEC.

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